

Mail Stop 4631


February 1, 2010


<u>Via U.S. mail and facsimile</u>

Mr. William J. Marshall
Chief Executive Officer
Green Earth Technologies, Inc.
3 Stamford Landing, Suite 200
Stamford, CT 06902

> **RE: Green Earth Technologies Inc.**
> **Amendment No. 3 to Form 10**
> **Filed January 22, 2010**
> **File No. 0-53797**

Dear Mr. Marshall:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


1. We note your response to comment 2 in our letter dated January 13, 2010. We have the following comments:

   - You indicate that you have identified several new suppliers. However, it does not appear that you have entered into any agreements with these suppliers to produce your performance products. Please revise to clearly disclose, if true, that you do not have any arrangements with these suppliers to product your products. Please also clarify whether you currently have the capability to produce any performance products at this time.

   - In light of the fact that you do not have any agreements with new suppliers, please explain in greater detail how the loss of Bio Tec does not impact your business, as (i) it would appear you do not have any suppliers producing performance products at this time, (ii) you have not developed your own formulations for your products, and (iii) it appears that you will have to rely, for the foreseeable future, on product formulations of new suppliers.  In responding to this comment, please address current levels of product supply and the period of time necessary to get new suppliers manufacturing your products once you enter into new arrangements,

- whether the loss of Bio Tec will impact your revenues, and whether the new formulations, whether of new suppliers or that you develop, will alter the nature of your performance products.

Financial Statements

3. Summary of Significant Accounting Policies

Property and Equipment, page F-15
Intangible Assets, page F-15

2. We have read your response to comment 6 from our letter dated January 13, 2010. You have revised your statements of operations to specifically state that cost of sales is exclusive of depreciation and amortization.  Please revise MD&A on pages 33, 34 and 35 and anywhere in the filing where you discuss "cost of sales" to label the corresponding caption as "cost of sales (exclusive of depreciation and amortization)."

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:     Mr. Joel J. Goldschmidt, Esq.
        Morse, Zelnick, Rose & Lander, LLP
        405 Park Avenue, Suite 1401
        New York, NY 10022